UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the Month of March 2007

Commission File Number 000-50994

BioProgress PLC

(Translation of registrant’s name into English)

15-17 Cambridge Science Park

Milton Road, Cambridge CB4 0FQ

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X             Form 40-F

Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of                 1934.

Yes                       No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

.

For Immediate Release                                 20 March 2007

                                BioProgress plc

BioProgress to co-promote new 'Slimthru' product with the Melbrosin Group in UK market

London, UK, 20 March 2007: BioProgress plc ('BioProgress' or the 'Company')
(AIM: BPRG; NASDAQ: BPRG), the specialty pharmaceutical and healthcare company, is pleased to announce the creation of a new partnership with Melbrosin Group AG
("Melbrosin").  The Company has also entered into a co-promotion agreement with
Melbrosin for 'Slimthru', a new innovative weight management product which helps users maintain weight continuity. This product fits strongly with the growing
OTC franchise within BioProgress and the emphasis in niche areas such as appetite suppressants.

Slimthru, marketed as 'SlimCup' elsewhere in Europe, has been launched successfully by Melbrosin in the German, Austrian and Italian markets with sales over EUR2 million in the first two months of 2007. The product uses natural ingredients and is positioned as a weight maintenance product, avoiding the problems associated with rapid weight loss and subsequent gain (the 'yoyo'
effect) associated with traditional appetite suppressant and weight loss products. Slimthru is therefore complementary with both existing market prescription and other OTC slimming products.

The UK has the third-highest rate of obesity in the world. Two thirds of men
(67%) and well over half of all women (56%) are classified as overweight whilst almost a quarter of these are obese. Obesity is a contributory factor to certain health risks such as type II diabetes, coronary heart disease and cancer.
Obesity-related illnesses are now the cause of over 30,000 deaths and 18 million sick days a year in the UK. The market for slimming products in the UK is estimated to be over GBP100 million.

BioProgress will support the sales of Slimthru by using its developing network of retail outlets in parallel with Melbrosin's existing distribution network for which it will receive 10% of gross sales. BioProgress will also work together with Melbrosin on the media campaign to increase awareness of the product range and alternatives to existing treatments.

Dr Ian Campbell, Founder of the National Obesity Forum, UK, said:

"Weight management allows individuals to regain control over dietary habits, activity levels and improve their health in a wide variety of ways. In my clinical practice we use a variety of strategies to empower patients to regain control over their dietary intake. Slimthru is one of these new and innovative strategies. Easy to use, palatable, without side effects and with immediate results. A pleasant feeling of fullness leads to a decreased need or desire to eat. The resultant improved dietary control leads to decreased calorie intake and can help significantly towards weight loss. The patient is empowered, and is incentivised to become more active and take control of their lifestyle and health.

Richard Trevillion, CEO of BioProgress Plc, said:

"We are delighted to be working with Melbrosin, who share our vision of innovative therapies and patient focused product delivery.  In particular the launch of Slimthru is an opportunity to demonstrate these themes in a rapidly growing dynamic segment of the market."

Klaus Kuhne and Helmut Kerschbaumer, Managing Director's of Melbrosin Group,
said:

"Following our very successful launch of Slimthru in several European Countries, we are keen on creating more awareness for our UK launch of this very innovative health and weight management concept. For more than 45 years Melbrosin has been known for the high standard of products and the trust it inspires not only in consumers, but also in the medical community and pharmacists. In BioProgress, we strongly believe we have found the ideal partner for our future growth in and outside of the UK market."

For further information:

BioProgress Plc                               + 44 (0) 20 7098 9881
Richard Trevillion, CEO
Steve Martin, CDO
Hiral Patel ,CFO

Buchanan Communications                       + 44 (0) 20 7466 5000
Rebecca Skye Dietrich
Mark Court

About BioProgress

BioProgress plc is an innovative specialty pharmaceutical and healthcare business based around its platform technologies in polymer and film systems.
Listed on London's AIM in May 2003 and on US NASDAQ in October 2004, the company has over 80 patents granted or in application within 24 patent families and has product development agreements and strategic alliances with several global companies. As a vertically integrated business, BioProgress has acquired sales and marketing resources within Europe and the US as a launch mechanism for its own pharmaceutical products. The business continues to develop innovative delivery mechanisms using its XGEL(TM) polymer technology, replacing the need to use animal-derived gelatine in pharmaceutical and healthcare products. For further information please go to www.bioprogress.com

About Melbrosin

Melbrosin is an Austrian-Swiss company founded in 1959 and bought out by its present owner managers in 2000. The Company's focus is upon consumer health care products based on substances of natural and plant origin. Natural actives are developed into consumer orientated brands then scaled, produced and distributed by Melbrosin. Melbrosin achieved turnover of EUR14 Million in 2006 in over 20 countries.

Forward-Looking Information

The Ordinary Shares of BioProgress plc are registered under the US Securities and Exchange Act of 1934. To the extent that this announcement contains certain
"forward-looking statements" within the meaning of the Private Securities
Litigation Reform Act of 1995, this paragraph applies. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements in this release include statements addressing future financial and operating results and the timing and benefits of the reorganisation. Detailed information about factors pertinent to the business of the company that could cause actual results to differ is set forth in the Company's filings with the
Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaim any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.
This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of any securities or investment advice.  The distribution of the announcement and/or issue of securities in certain jurisdictions may be restricted by law.  Persons into whose possession this announcement comes are required to inform themselves about and to observe such restrictions.

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                                                                                                                                BIOPROGRESS PLC                                                                                                                                                                                                                                                                                                                                                                                      /s/  Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Richard Trevillion                                                                                                                                                                                                                                                                                                                                                                                       Chief Executive Officer

                                                                                                                                                                                                                                                                                 Dated: March 20, 2007